March 12, 2010

Via Facsimile, EDGAR and Mail

Mr. Praveen Kartholy
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Bonso Electronics International Inc.

Dear Mr. Kartholy:

         This letter is in response to your letter dated February 18, 2010 ("Letter"), which relates to the Form 20-F for the fiscal year ended March 31, 2009, filed on September 30, 2009 with the United States Securities and Exchange Commission ("SEC"). The responses below have been numbered to correspond to the numbering used in the Letter, and your comments have been included for ease of reference.

Form 20-F for the fiscal year ended March 31, 2009
--------------------------------------------------

Item 18. Financial Statements
-----------------------------

Consolidated Statement of Operations and Comprehensive Income, page F-4
-----------------------------------------------------------------------

1. We note your response to our comment 1 and your reference to FASB ASC 205-20. Please clarify why you have provided your presentation of discontinued operations prior to performing the consolidation of your subsidiaries and why it is appropriate to include your intercompany gains and losses related to Gram and Korona in your consolidated financial statements. As stated in FASB ASC 810-10-10-1, the purpose of consolidated financial statements is "to present, primarily for the benefit of the shareholders and creditors of the parent entity and its subsidiaries essentially as if the group were a single entity with one or more branches or divisions. There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one of the entities in the group directly or indirectly has a controlling financial interest in the other entities." FASB ASC 810-10-45-1 also states that "as consolidated financial statements are based on the assumption that they represent the financial position and operating results of a single economic entity, such statements shall not include gain or loss on transactions among the entities in the consolidated group." As such, please tell us the specific guidance that allows for the separate presentation of these intercompany items and why these would not be eliminated in the consolidation.


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         On Nov 1, 2008, the company disposed of its entire interest in Gram
Precision Scales Inc. ("Gram"). On March 31, 2009, the company's German subsidiary, Korona Haushaltwaren GmbH and Co. KG ("Korona"), sold its major assets (accounts receivable, inventories, and intellectual property rights) to a third party company, and immediately after the sale of the major assets, the company has been in the process of liquidating Korona. As a result, the financial positions and operating results of Gram and Korona were presented as discontinued operations in the Form 20-F for the fiscal year ended March 31, 2009. The presentation of the financial statements was in accordance with FASB ASC 205-20, in order to allow shareholders and creditors to clearly understand the results from the continuing operations, separated from the discontinued operations.

         Waiver of loan to subsidiaries $3,690,590 - Gram
         ------------------------------------------------

         The waiver of the loan to Gram formed an integral part of the sale of Gram, pursuant to the share purchase agreement dated November 1, 2008 entered into between the vendor and the purchaser (which was filed with the Securities and Exchange Commission through Form 6-K of January 20, 2009). In other words, this forgiveness of debt was arranged at the time the subsidiary was sold; so in that sense it was "outside" the consolidation. The presentation of a loss in continuing operations and a gain in discontinued operations of the subsidiary seems more useful to the readers of the financial statements as the company incurred the loss as a result of its disposition of the subsidiary.

         Waiver of loan to subsidiaries held for sale $2,180,779 - Korona
         ----------------------------------------------------------------

         As Korona was to be liquidated, the intercompany loan was believed to be irrecoverable by the company, which affected the continuing operations. On March 31, 2009, Korona's assets were substantially sold, and Korona was understood to be separated from the group in substance. Although Korona technically was a subsidiary of the group at the balance sheet date, it was a shell with its assets having been sold. The liquidation of Korona was a formality. It therefore was sensible to show the loan as a loss, since Korona is no longer active and cannot pay to the continuing operations. As a result, the presentation of a loss in continuing operations and a gain in discontinued operations (included in the line item "Other income") would allow shareholders and creditors to fully comprehend the effect of such a waiver on the continuing operations.

2. We note your response to our comment 2. Please tell us why the gains relating to the disposal of Gram, a subsidiary, is not part of discontinued operations and why this amount is broken out separately from other activities of Gram. In addition, since this relates to the disposal of property that was used in your operations, tell us why the gain would not be part of operations. Please refer to FASB ASC 360-10-45-5.

         As Gram (a discontinued operation) had net liabilities at the time it was disposed of by the company, a gain from disposal of Gram was recognized by the company and this was effectively a gain to the company. It was not related to the activities of Gram itself; accordingly, the gain from disposal of Gram was not part of the discontinued operations.

         FASB ASC 360-10-45-5 requires a gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity to be included in income from continuing operations before income taxes. Although Gram was no longer a component of the company after its disposal, it was also a discontinued operation and the results of which have been presented separately


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from continuing operations. It would be true to say that the gain relates to the disposal of property that was used in the company's discontinued operations. The exclusion of the gain from disposal of Gram from continuing operations was in line with the exclusion of the results of Gram from continuing operations. This would allow shareholders and creditors to fully realize the operating results of the continuing operations.

Note 2. Allowance for Doubtful Accounts, page F-15
--------------------------------------------------

3. We note your response to comment 4. With regard to the $1,700,000 bad debt provision related to the promissory note from your subsidiary, Gram, tell us why this amount would not be eliminated in consolidation. Please clarify why this amount is reflected in your consolidated allowance for doubtful accounts and indicate the specific accounting literature that supports your accounting treatment.

     On November 1, 2008, the company disposed of its subsidiary, Gram, and Gram promised to repay the company in the amount of $1,700,000 with the issuance of a promissory note. The share purchase agreement and promissory note was filed with the Securities and Exchange Commission through Form 6-K at January 20, 2009. This $1,700,000 was and continues to be a liability to Gram as Gram has obligation to pay back the company. To the company, this was a receivable amount, deemed to be fully collected at the time of disposal. However, the company performed a further assessment on the recoverability of this $1,700,000 at March 31, 2009. Since Gram had operating losses during the years ended March 31, 2009 and 2008, the company concluded that full recoverability was doubtful, subsequent to the disposal. As a result, the company recognized a bad debt provision of $1,700,000 on March 31, 2009. However, the company had not forgiven this debt, and Gram had to fulfill its obligation to pay back the company. To the company, this adjustment was a writedown of the carrying value of an asset of the continuing operation, when Gram was no longer within the group, on March 31, 2009. As a result, the bad debt provision amount was included in the allowance for doubtful accounts under continuing operations, according to FASB ASC 310-10-35-8. As this transaction was not an intercompany gain or loss, and therefore, this amount would not be eliminated in consolidation.

     We understand that:

     o Bonso is responsible for the adequacy and accuracy of the disclosure in the filing;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o Bonso may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or wish to discuss anything further, please do not hesitate to contact the undersigned.


                                   Sincerely,


                                   Albert So
                                   Chief Financial Officer and Secretary


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